Delisting Determination,The Nasdaq Stock Market, LLC,
August 2, 2007, ViryaNet, Ltd. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the ordinary shares of ViryaNet, Ltd. (the Company), effective at the opening of business on August 13, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4310(c)(14) and 4450(a)(03). The Company was notified of Staffs determinations on August 17, 2006, on January 4, 2007 and on February 6, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule: 4450(a)(03). The Company was notified of the Panels decision on February 20, 2007 and trading in the Companys securities was suspended on February 22,2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 9, 2007.